[redacted]

14045773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2014
REGISTRATIONS BRANCH
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. H. MELL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 SPRINGFIELD AVENUE
(No. and Street)

SUMMIT	NEW JERSEY	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. BRADLEY MELL (908) 273-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PARKWAY, SUITE 290	LIVINGSTON	NEW JERSEY	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. BRADLEY MELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. MELL ASSOCIATES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. MELL ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

FILED PURSUANT TO RULE 17a-5(e)(3)OF THE SECURITIES
EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

W.H. MELL ASSOCIATES, INC.

DECEMBER 31, 2013 AND 2012

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

Stockholder
W.H. Mell Associates, Inc.
Summit, New Jersey

We have audited the accompanying statements of financial condition of W.H. Mell Associates, Inc. (an "S" corporation) as of December 31, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the reparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of W.H. Mell Associates, Inc. as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 7, 2014

W.H. MELL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2013	December 31, 2012
Cash and cash equivalents	$ 55,271	$ 870,473
Deposit with clearing broker	100,000	100,000
Securities owned - trading	7,495,611	12,913,011
Investment in subsidiary	-	13,995
Interest receivable	176,671	230,625
Fixed assets, net of accumulated depreciation	59,719	94,377
Security deposits	750	750
Other assets	57,711	67,885
	$ 7,945,733	$ 14,291,116

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
LIABILITIES:		
Payable to clearing broker	$ 5,489,619	$ 11,679,784
Securities sold, not yet purchased	-	35,175
Accounts payable and other accrued expenses	464,788	456,763
Total Liabilities	5,954,407	12,171,722
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares; issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	1,093,115	1,221,183
Total Stockholder's Equity	1,991,326	2,119,394
	$ 7,945,733	$ 14,291,116

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
W.H. Mell Associates, Inc. ("Company" or "W.H. Mell") was incorporated in January 1990 in the State of New Jersey for the purpose of registering as a municipal securities broker. The Company is headquartered in Summit, New Jersey with a branch office in South Londonderry, Vermont. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company sells mainly to institutional investors. In April 2004, the Company formed Gulfstream Capital Management, LLC ("LLC") as a single member LLC. The LLC operated in Florida as a registered investment advisor under SEC rules. The LLC was dissolved as of August 8, 2013.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment in Subsidiary:
For financial statement purposes, the Company has reported its investment in the LLC under the equity method of accounting. Generally accepted accounting principles require an investment in a subsidiary to be consolidated. However, pursuant to FINRA regulations, the LLC has not been consolidated for financial statement purposes because the Company does not guarantee, endorse, or assume, either directly or indirectly, the obligations or liabilities of the LLC. Management has determined that the impact of not consolidating the subsidiary does not have a material impact on the Company's financial statements. See Note 10 for the subsidiary's financial information.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less, to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:
Fixed assets are recorded at cost. For financial reporting, the straight-line method of depreciation is used based on the estimated useful lives of the assets. Amortization of leasehold improvements is provided for on a straight-line basis over the estimated useful life or the terms of the respective lease, whichever is shorter.

Securities Valuation:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Securities Valuation: (Continued)

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2013 and 2012.

> ***Municipal bonds:*** Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2).

Securities Sold, Not Yet Purchased:
Marketable securities sold, not yet purchased consist of trading and investment securities at market value that the Company has sold, but has not yet purchased.

Income Taxes:
An election was made, pursuant to federal income tax regulations, to be taxed as an "S" corporation. As a result of this election, federal income taxes are the responsibility of the individual stockholder. In addition, effective January 1, 1995, the Company elected "S" status for state tax purposes. The Company is subject to state minimum taxes in the states in which it files an income tax return. Deferred taxes have been deemed immaterial.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2010 and forward are subject to audit by federal and state jurisdictions. At December 31, 2013 and 2012, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2013 financial statements. In addition, no interest or penalties were recorded in 2013 and 2012.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2013 through February 7, 2014, the date that the financial statements were available to be issued.

NOTE 2 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon a 90 day notice from either party or default under its terms. Pursuant to the Agreement, the Company has a $100,000 interest earning deposit on account with the Clearing Broker.

At December 31, 2013 and 2012, the amount due to the Clearing Broker was $5,489,619 and $11,679,784, respectively. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges interest monthly at varying rates.

NOTE 3 - SECURITIES OWNED:

At December 31, 2013 and 2012, marketable securities owned and held in the principal trading account of the Company consist of the following:

	2013	**2012**
State and Municipal Obligations	$ 7,495,611	$ 12,913,011

At December 31, 2013 and 2012, the Company's state and municipal securities owned consist of the following geographic concentrations:

	2013	**2012**
New York	40.43%	-
Pennsylvania	16.16%	-
California	10.89%	13.9%
Puerto Rico	-	13.7%

NOTE 3 - SECURITIES OWNED: (Continued)

At December 31, 2013, the fair value exceeded the aggregate cost which resulted in an unrealized loss of $52,398, and at December 31, 2012, the aggregate cost exceeded the fair value which resulted in an unrealized gain of $102,406.

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level, fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF DECEMBER 31, 2013

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 7,495,611	$ -	$ -	$ 7,495,611

FAIR VALUE MEASUREMENTS
AS OF DECEMBER 31, 2012

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 12,913,011	$ -	$ -	$ 12,913,011

NOTE 5 - FIXED ASSETS:

At December 31, 2013 and 2012, fixed assets are comprised as follows:

	Estimated Useful Life	**2013**	**2012**
Office equipment	5 Years	$ 450,358	$ 449,841
Furniture and fixtures	5 – 7 Years	92,932	92,932
Leasehold improvements	Life of lease	18,634	18,634
		561,924	561,407
Less: Accumulated depreciation and amortization		(502,205)	(467,030)
Fixed Assets, Net		$ 59,719	$ 94,377

NOTE 6 - SECURITIES SOLD, NOT YET PURCHASED:

At December 31, 2013 and 2012, positions in marketable securities sold, not yet purchased and held in the principal trading account of the Company consist of the following:

	2013	**2012**
State and Municipal Obligations	$ -	$ 35,175

The Company has evaluated the securities sold, not yet purchased, to be Level 2 investments.

At December 31, 2012, fair value exceeded the proceeds from sale, which resulted in an unrealized gain of $261.

NOTE 7 - COMMITMENTS:

The Company is currently leasing its primary office space on a month-to-month basis. The Company also leases a branch office in South Londonderry, Vermont on a month-to-month basis.

NOTE 8 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013 and 2012, the Company's net capital is as follows:

	2013	**2012**
Net capital	$ 1,372,011	$ 1,167,581
Net capital requirement	100,000	100,000
Excess Net Capital	$ 1,272,011	$ 1,067,581
Aggregate indebtedness to net capital	33.88%	39.12 %

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements."

Pursuant to Rule 15c3-1, the Company has not included the equity or liabilities of its subsidiary in the calculation of net capital and aggregate indebtedness since the Company does not guarantee, endorse or assume, either directly or indirectly, the obligation or liabilities of the subsidiary.

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2013.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

NOTE 10 - INVESTMENT IN SUBSIDIARY:

During 2004, W.H. Mell formed a limited liability company in which it is the sole member of the LLC. Although it is the sole member, it is not required to contribute any additional capital to the LLC and has no personal liability for any obligations of the LLC. This LLC was dissolved in August 2013.

For the year ended December 31, 2013, W.H. Mell made capital contributions of $7,029 and received capital distributions of $2,178. For the year ended December 31, 2012, W.H. Mell made capital contributions of $34,664 and received no capital distributions from the LLC. The loss in the LLC investment was $18,846 and $46,237 for the years ended December 31, 2013 and 2012, respectively. Accordingly, the resulting capital account of $-0- and $13,995 is included in the financial statements as an investment in subsidiary for the years ended December 31, 2013 and 2012, respectively. If the financial statements were consolidated, it would result in an increase in revenue of $9 and $50,163 for the years ended December 31, 2013 and 2012, respectively.